Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tri-Valley Corporation

(Name of Issuer)

Common Stock

(Class of Securities)

895735-10-8

(CUSIP Number)

Golden Palace Limited

Suites 7B and 8B

50 Town Range

Gibraltar

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box __.

CUSIP No. 895735-10-8

(1)	Names of Reporting Person: Golden Palace Limited
(2)	Check the appropriate box if a member of a group: (a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization: Gibraltar
Number of shares beneficially owned by each person with:
(7)	Sole voting power	Golden Palace Limited	1,103,500 Shares Common
(8)	Shared voting power	None
(9)	Sole dispositive power	Golden Palace Limited	1,103,500 Shares Common
(10)	Shared dispositive power	None
(11)	Aggregate amount beneficially owned by each reporting person. The Valmore Group has appointed Golden Palace Limited to be its depository: 1,303,500 Shares Common
(12)	Check if the aggregate amount in row (11) excludes certain shares [ ]
(13)	Percent of class represented by amount in Row (11) 5.3%
(14)	Type of reporting person: CO

•

Security and Issuer

Common Stock

Tri-Valley Corporation

5555 Business Park South

Suite 200

Bakersfield, California 93309

•	Identity and Background
(a)	Golden Palace Limited
(b)	Suites 7B & 8B, 50 Town Range, Gibraltar
(c)	Investor
(d)	None
(e)	None
(f)	Gibraltar
•	Source and Amount of Funds or Other Consideration

Personal funds:

•	Purpose of Transaction

Made investment as part of an ongoing investment program.

•	Interest in Securities of the Issuer

The Company has accumulated common stock over time.

The latest transaction brings the Golden Palace Limited’s ownership to 1,303,500 shares of common stock. This represents 5.3% of the 24,606,751 Tri-Valley shares known by the individual to be outstanding on the date of this filing.

•	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA

•	Exhibits

NA

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golden Palace Limited

Date: May 4, 2007

Name:	William Cid de La
Paz
Title:	For Valdir Managers
Limited
Director